Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-nine Weeks Ended		Fiscal Year Ended
	Feb. 27, 2005	Feb. 22, 2004	May 30, 2004	May 25, 2003	May 26, 2002	May 27, 2001	May 28, 2000
Ratio of Earnings
to Fixed Charges	4.11	3.75	3.81	3.24	2.50	5.29	6.25
Ratio of Earnings to
Fixed Charges and
Preference Stock
Dividends	4.11	3.75	3.81	3.24	2.50	5.29	6.25

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and earnings from joint ventures, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents.